YA ZHU SILK, INC.
Suite 1002, 10/F Fang Da Building ,
NanShan Science & Hi-Tech Park , NanShan District, ShenZhen , China 518057
Tel: (+86) 755-8668-1130

June  8th, 2012

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC  20549
USA

Attention:

Larry Spirgel
Assistant Director

Dear :

Re: Ya Zhu Silk, Inc. (the “Company”) Form 8-K(the “8-K”) Filed February 27, 2012, as amended March 7, 2012 File No. 333-155486

The Company writes in response to your letter of March 28, 2012 to Fengrui Yue, President of the Company, with respect to the Form 8-K filed by the Company.  The Company’s responses are numbered in a manner that corresponds with your comments as set out in your letter of March 28, 2012.

Definitions

In this response letter, the following terms have the following meanings:

(a)

“AMS” means AMS-INT Asia Limited, a Hong Kong company.

(b)

“BCSC” means the British Columbia Securities Commission.

(c)

“Bruk” means Mark Bruk, the president of Kunekt Corporation and a British Columbia, Canada resident.

(d)

“CTO” means the cease trade order issued by the BCSC on March 8, 2011. The CTO prohibits the trading in the securities of Kunekt. Kunekt has made no commitments or contingencies regarding this matter.

(e)

“Kunekt” means Kunekt Corporation, a Nevada public company.

(f)

“Li” means Matt Li, a British Columbia, Canada resident.

(g)

“PRC” means People’s Republic of China.

(h)

“Subscriber” means Everona Limited, a Hong Kong company.

(i)

“we”, “us”, or “our” means Ya Zhu Silk, Inc.

(j)

“XingWei” means Guangzhou Xinwei Communications Technology Ltd. Inc., a PRC company.

(k)

“Yiyueqiji” means Beijing Yiyueqiji Science and Technology Development Ltd. Inc. , a PRC company.

(l)

“Yue” means Fengrui Yue (also known as Frank Fengrui Yue), the current president of our company, and a PRC resident.

(m)

“Zhu” means Ya Zhu, the former president of our company and a PRC resident.

General

1.

We note your disclosure that you were a shell company as defined in Rule 12b-2 of the Exchange Act at the time of the transaction described in Item 2.01 of the Form 8-K. Please revise your disclosure to prominently highlight throughout the Form 8-K a shareholder’s inability to rely upon Rule 144 to resell their stock until one year from the date of this Form 8-K. Please note the resale restrictions imposed by Rule 144(i) for one year following the consummation of the merger. Please add risk factor disclosure where appropriate.

Response:

The disclosure in the 8-K on pages 7, 8, and 40,41 has been revised accordingly

General – Age of Financial Statements

2.

Please update the audited financial statements and other financial information in the filing to include the fiscal year ended December 31, 2011.

Response:

The disclosure in the 8-K on pages 44, 45, and 46 has been revised accordingly.

Item 2.01 Completion of Share Exchange Agreement, page 3

3.

Please include a section describing the background of the share exchange transaction. Your disclosure should discuss the negotiations leading up to the agreement and the reasons why the parties chose this particular transaction. In addition, identify all parties involved and explain the roles played by all individuals and entities involved in arranging or facilitating the transaction.

Response:

The disclosure in the 8-K on pages 4, 5, and 6 has been revised accordingly.

4.

In order for investors to understand your organizational structure more clearly subsequent to the share exchange agreement, please include a corporate structure chart to clearly show operations inside and outside China, include the full company names along with the shortened names, major shareholders and/or officers and directors, country of incorporation and holding or operational company status, as the case may be, within the chart. In addition, we note disclosure in the notes to the financial statements and in the voting agreements filed as exhibits to the 8-K, describing principals and capital contributors of Beijing Yiyueqiji Science and Technology Development Ltd. Inc. (“Yiyueqiji”) and Guangzhou XingWei Communications Technology Ltd. Inc. (“XingWei”) that are not discussed within the 8-K itself. Please revise your disclosure to discuss the main principals and contributors of these entities, including this disclosure in your organizational chart. For example, we note disclosure in the Yiyueqiji Voting Agreement that Su Jin and Xing Zhibin are named as principals collectively holding 100% of the equity interests in Yiyueqiji. Further, we note in the notes to the financial statements that Su Jin and Xing Zhibin contributed an aggregate of $234,379 to Yiyueqiji as of September 30, 2011. Further, we note in the XingWei Voting Agreement that Chengwu Zhu, Qijian He and Songtao He collectively hold 100% of the equity interests in XingWei. Finally, we note in the notes to the financial statements that these three individuals contributed an aggregate of $127,843 to XingWei as of September 30, 2011.

Response:

The disclosure in the 8-K on pages 9, 10, and 11 has been revised accordingly. We note your reference to an asset purchase agreement entered into by the company with Kunekt Corporation (“Kunekt”). In addition, we note disclosure in Kunekt’s Form 10-K for fiscal year ended October 31, 2011 (File No. 000-53561), filed by Kunekt on February 29, 2012, that multiple agreements entered into by Kunekt are not valid, terminated and cancelled due to a temporary cease trade order issued against Kunekt by the British Columbia Securities Commission. This includes two share exchange agreements dated January 20, 2011, as amended March 31, 2011, among Kunekt, AMSINT Asia Limited (“AMS”), Ferngrui Yue (“Yue”), Matt Li (“Li”), Yiyueqiji and XingWei. Please revise your disclosure to discuss the temporary cease trade order issued against Kunekt and the effect it has on all agreements entered into by Ya Zhu and all parties subject to the master agreement, including discussion of the asset purchase agreement with Kunekt. If applicable, provide appropriate risk factor disclosure also.

Response:

Under the conditions imposed on Kunekt under the CTO, Kunekt is unable to issue securities and honor the terms of any share exchange agreements, including the two dated January 20, 2011, as amended March 31, 2011, among Kunekt, AMS, Yue, Li, Yiyueqiji and XingWei, Kunekt. All parties to these two agreements agreed that these and all related agreements are not valid and are therefore terminated and cancelled.

A master amending agreement and an asset sale agreement were entered into between Kunekt and Ya Zhu on June 29, 2011. These agreements were filed as exhibits 10.1 and 10.5, respectively, to our Form 10-Q filed on July 15, 2011.

Since Kunekt is not breaching the terms of the CTO, the CTO has no effect on the agreements filed as exhibits 10.1 through 10.5 to our Form 10-Q filed on July 15, 2011.

5.

Revise your disclosure to discuss the agreement entered into between Ya Zhu and a “private party.” Identify the private party and, if applicable, please file the agreement as an exhibit to the 8-K.

Response:

The private party referred to is Everona Limited, a Hong Kong company. The agreement was incorporated by reference as exhibit 10.6 to the 8-K. The disclosure in the 8-K on page 4 has been revised accordingly.

6.

Revise your disclosure to discuss why you were unable to close the agreements contemplated under the master agreement, thus resulting in an amendment to the master agreement extending, by six months, all of the dates in the agreements entered into pursuant to the master agreement.

Response:

Due to the complexities in completing the consolidated audited financials and pro forma financials, required to be filed within 4 business days of an acquisition, we were unable to close the agreements contemplated under the Master Agreement and as such we needed to extend all time deadlines in the Master Agreement by six months. The disclosure in the 8-K on page 4 has been revised accordingly.

Share Exchange Agreements, page 4

7.

Disclose how you are accounting for the transaction involving the share exchange agreement between Kunekt, AMS, Yue, XingWei, Li, Yiyueqiji, Bruk, and yourself. Disclose who you believe to be the accounting acquirer. Disclose how you determined the accounting acquirer. Refer to your basis in accounting literature.

Response:

Please refer to the MD&A section in our amended 8-K.

8.

 We note that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements, we ask that you provide us with information that will help us answer the following questions.

a.

How do you maintain your books and records and prepare your financial statements?

Response:

Each company has its own books and accounting is maintained by certified and qualified accountants hired locally, these accounting and book keeping results are routinely checked on the principle of PRC GAAP.

b.

If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

Response:

We do not maintain our books and records in accordance with U.S. GAAP.

c.

If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

Response:

We normally maintain books and records in accordance with PRC GAAP and will convert the books and records to U.S. GAAP and make necessary disclosure for SEC reporting at period or year end. Management will review the conversion and disclosure at period or year end. Since we run a common sale business in a small volume with no material difference between U.S. GAAP and PRC GAAP, we do not make material adjustment in the conversion. Furthermore, our auditor will make independence checks on our conversion and disclosure.

d.

What is the background of the people involved in your financial reporting?

Response:

Our accountants in Shenzhen, GuangZhou and Beijing are all Certified Accounts who have passed the qualification exams.

e.

We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:

•

what role he or she takes in preparing your financial statements;

•

what relevant education and ongoing training he or she has had relating to U.S. GAAP;

•

the nature of his or her contractual or other relationship to you;

•

whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and

•

about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP.

Response:

The leading person has many years of experience in working with the other US public companies, who helped a large Nasdaq company’s IPO. He works closely with the US auditing firm and is responsible for corrections of the books and accounting records for our company. The person does not hold a designation. If you retain an accounting firm or other similar organization to prepare your financial statements, please tell us:

•

the name and address of the accounting firm or organization;

•

the qualifications of their employees who perform the services for your company;

•

how and why they are qualified to prepare your financial statements;

•

how many hours they spent last year performing these services for you; and

•

the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements for the most recent fiscal year end.

Response:

We use our own accountants and consulting service from an accounting firm in Shenzhen, their office address is Suite 1002, FangDa Bldg, Shenzhen NanShan Sci Tech Park, Shenzhen China, they provide accounting serviced to our Shenzhen operation. For Beijing and Guangzhou operations, we have our own accountants. We have the following accountants work for us:

N.F. Hu – Guangzhou, Cetified Account, annual salary 90,000 RMB

YJ. Lu – Shenzhen, Certified Accountant, annual fee 6,000 RMB(part time)

B,Liu – Beijing, Certified Accountant, annual fee 50,000 RMB (part time)

a.

If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements, do not provide us with their names, but please tell us:

•

why you believe they are qualified to prepare your financial statements;

•

how many hours they spent last year performing these services for you;

•

the total amount of fees you paid to each individual in connection with the preparation of your financial statements for the most recent fiscal year end.

Response:

The accounting firm we work with for Shenzhen operation is mostly taking care of the Shenzhen operation due the fact that the Shenzhen operation is a new operation and it doesn’t have much books and accounting work at this moment. We will consolidate the Shenzhen and Guangzhou accounting and books into one service department at appropriate time. This firm puts in an average of 1.2 hours per week and charges 100 RMB per each hour. If you do not identify an audit committee financial expert in your filings, please describe the extent of the audit committee’s U.S. GAAP knowledge. If you do not have a separately created audit committee, please describe the extent of the Board of Directors’ knowledge of U.S. GAAP.

Response:

We rely on outside firms to ensure that our financial statements to provide our sole director with information relating to U.S. GAAP. Our sole director has limited knowledge about U.S. GAAP.

9.

Please reconcile your disclosure in the 8-K that 1,200,000 shares of Ya Zhu’s common stock will be issued pursuant to the “Yue Share Agreement” in consideration for all of the shares of AMS held by Yue, with disclosure in the Master Amending Agreement No. 2 filed as Exhibit 10 to the 8-K filed on February 27, 2012, that a total of 3,384,000 common shares of Ya Zhu will be issued in exchange for all of the AMS shares held by Yue.

Response:

Paragraph A of Master Amending Agreement filed as exhibit 10.7 to the Form 8-K filed on February 27, 2012, should read: AMS, Yue, XinWei, and Ya Zhu entered into a share exchange agreement (the “Yu Share Exchange Agreement”) dated June 29, 2011, whereby Ya Zhu agreed to acquire (the “Yu Acquisition”) all of the shares held by Yue in the capital of AMS in exchange for the issuance of a total of 1,2000,000 common shares in the capital stock of Ya Zhu (the “Yu Ya Zhu  Shares”). As the Master Amending Agreement does not modify the share issuances of the original Master Agreement and this paragraph is contained in the recitals of the contract, we have determined that we do not need to amend this agreement to fix this typo and no further disclosure is necessary.

10.

We note that you issued 480,000 common shares to Yue and 1,480,000 common shares to Li on February 20, 2012. Please confirm whether these shares are disclosed as issued and outstanding in the 8-K. We note disclosure on page 43 that as of February 24, 2012, you had 5,180,000 common shares issued and outstanding. If not, please revise your disclosure accordingly to include these share issuances. This would include a revision to your beneficial ownership table on page 43.

Response:

At the time of filing, 480,000 common shares of our company (each, a “Share”) were issued to Yue and 1,480,000 Shares were issued to Li pursuant to the share exchange agreements and the 40,000 Shares were issued to the Subscriber has been authorized by the board of directors of our company, but they had not yet been issued. Therefore they are not disclosed as issued and outstanding in the Form 8-K filed on February 27, 2012.

11.

Please clarify the maximum number of shares that may be issued to Yue and Li under the share exchange agreements.

Response:

The maximum number of shares that may be issued (i) to Yue is 1,200,000 common shares, and (ii) to Li is 3,384,000 common shares.

12.

Please clarify whether Yue and Li will receive any common shares if your revenue is less than $9 million for the period of October 31, 2011 to September 30, 2012. We note that if your revenue from October 31, 2011 to September 30, 2012 is greater than or equal to $20 million and your revenue from October 31, 2011 to June 30, 2012 is less than $9 million, you shall issue 400,000 common shares to Yue and 1,224,000 common shares to Li on a pre-split basis.

Response:

As per the Yue Share Exchange Agreement irrespective of our revenue, Yue will receive 480,000 common shares on February 20, 2012 and 320,000 common shares on March 31, 2012, for a total of 800,000 common shares. The maximum shares that may be issued to Yue, in respect of our revenue targets, is an additional 400,000 common shares, for a total of 1,200,000 common shares. The revenue targets and associated common shares to be issued, may be better understood using the following table:

PERSON	PERIOD	REVENUE RANGE USD (millions)		SHARES TO BE ISSUED
YUE	10.31.2011 to 06.30.2012	> 9.0	< 11.5	133,334
YUE	10.31.2011 to 06.30.2012 10.31.2011 to 09.30.2012	> 9.0 > 20.0	< 11.5	266,666
YUE	10.31.2011 to 06.30.2012	> 11.5		400,000
YUE	10.31.2011 to 06.30.2012 10.31.2011 to 09.30.2012	< 9.0 > 20.0		400,000

As per the Li Share Exchange Agreement irrespective of our revenues, Li will receive 1,480,000 common shares on February 20, 2012 and 680,000 common shares on March 31, 2012, for a total of 2,160,000 common shares. The maximum shares that may be issued to Li, in respect of the Company’s revenue targets, is an additional 1,224,000 common shares, for a total of 3,384,000 common shares. The revenue targets and associated shares to be issued, may be better understood using the following table:

PERSON	PERIOD	REVENUE RANGE USD (millions)		SHARES TO BE ISSUED
LI	10.31.2011 to 06.30.2012	> 9.0	< 11.5	408,000
LI	10.31.2011 to 06.30.2012 10.31.2011 to 09.30.2012	> 9.0 > 20.0	< 11.5	816,000
LI	10.31.2011 to 06.30.2012	> 11.5		1,224,000
LI	10.31.2011 to 06.30.2012 10.21.2011 to 09.30.2012	< 9.0 > 20.0		1,224,000

13.

Please clarify how you closed the Yue and Li share exchange agreements on February 20, 2012 given the relative uncertainty surrounding the exact number of common shares that will be issued under the agreements. Please discuss whether closing was contemplated under the agreements given the conditional share issuance scenarios.

Response:

The Yue and Li share exchange agreements were closed on February 20, 2012 pursuant to the initial issuance of shares pursuant to section 2.2 (a) of both agreements.

Purchase of Kunekt Assets, page 5

14.

Please refer to our prior comment 5. Please discuss when/if you anticipate the asset purchase agreement closing. Please discuss the temporary cease trade order against Kunekt and discuss, in detail, the effect the order has on the closing of the asset purchase agreement. We note your disclosure that as of February 16, 2012, Kunekt has not received shareholder approval of the asset sale.

Response:

Bruk has informed us that within approximately ten (10) business days of us clearing all outstanding comments with regard to this 8-K, Kunekt will file a Schedule 14A requesting the consent from its shareholders to proceed with the asset sale. Bruk currently holds 51.6% of the issued and outstanding common shares of Kunekt, and has informed us that he intends to consent to the sale of the assets. As no shares of Kunekt are being issued, the CTO has no effect on the closing of the asset purchase agreement.

15.

Please discuss Mark Bruk’s relationship to Kunekt. In addition, discuss the purpose and effect of Mr. Bruk agreeing that within 10 days of the share distribution to Kunekt’s shareholders, he will cancel such number of shares such that he will have no more than 148,917 common shares.

Response:

Bruk is the founder, president, treasurer and sole director of Kunekt. Bruk currently holds 51.6% of the issued and outstanding common shares of Kunekt. Under the terms of the asset purchase agreement, Kunekt will receive 2,480,000 Shares. If Kunekt distributed those Shares to its shareholders, Bruk would receive 1,279,680 of those Shares. Bruk agreed that he would cancel 1,130,763 of these Shares, reducing his position to 148,917 Shares. Bruk agreed to this cancellation as it was a requirement of Li and Yue that the number of shares outstanding for Ya Zhu following (i) the acquisition of AMS-INT, and (ii) the asset purchase from Kunekt, not be greater than the number of shares that would have been issued has Kunekt acquired AMS-INT as previously agreed.

Subscription Agreement, page 6

16.

Please disclose the date and the exact amount of common shares received by the subscriber pursuant to the subscription agreement. This includes the common shares transferred by an existing shareholder of Ya Zhu. Please identify the “private party” subject to the subscription agreement of 40,000 common shares and identify the existing shareholder of Ya Zhu who transferred 226,667 common shares to the subscriber. Finally, confirm whether these shares are currently disclosed as issued and outstanding. If not, please revise your disclosure accordingly, including revising your beneficial ownership table on page 43.

Response:

On March 26th, 2012, our transfer agent issued 40,000 Shares to the Subscriber. On March 26th, 2012, Matt Li transferred 226,667 Shares, originally issued to Li, to the Subscriber. At the time of filing, the 40,000 Shares had been authorized by the board of directors of our company, but they had not yet been issued and the 226,667 Shares had not yet been issued to Li or transferred by Li. Therefore they are not disclosed as issued and outstanding in the Form 8-K filed on February 27, 2012.

17.

Further, please discuss the purpose and effect of the condition to the subscription agreement that the subscriber receive 226,667 common shares by transfer from an existing shareholder of Ya Zhu.

Response:

The Subscriber had previously invested $1,750,000 in Kunekt. Under the conditions imposed on Kunekt by the CTO, Kunekt could not issue these Shares to the Subscriber. Therefore, in order to get the Subscriber’s agreement that $1,000,000 of its investment in essence be transferred to an investment in our company, and the balance of $750,000 be forgiven and the ownership percentages of all parties to these agreements basically remain the same (other than Bruk’s), the Subscriber agreed that if he receive 40,000 Shares and Li agreed that he would transfer 226,667 Shares.

18.

Disclose when you received the funds subject of the subscription agreement. Disclose the aggregate amount of funds received. Please also discuss the terms of the promissory note in the amount of $216,000 here and in your Liquidity section of your MD&A.

Response:

Prior to June 29, 2011, Kunekt had advanced AMS $216,000 for operational expenses, in anticipation of the closing of the agreements. It was agreed that this $216,000 would form a part of the $1,000,000 to be invested by the Subscriber and the balance of $784,000 was paid to AMS immediately after the execution of the June 29, 2011 agreements. The disclosure in the 8-K on page 4 has been revised accordingly.

Registration Rights, page 6

19.

Please disclose which parties are subject to the registration rights agreement. In addition, discuss who will receive the penalty payments of 1.5% of the deemed value of the common shares per month if the common shares are not registered within 120 days of December 31, 2011.

Response:

Kunekt, AMS, Li, Yue, XingWei and Yiyueqiji are all party to the registration rights agreement. Each of these parties is entitled to receive the penalty payments of 1.5% of the deemed value of the Shares per month if the Shares are not registered within 120 days of December 31, 2011. The disclosure in the 8-K on page 7 has been revised accordingly.

20.

We note your disclosure that you have agreed to perform duties in order to allow the “holders” to benefit from unrestricted sale of the issued shares under Rule 144 and any other rule or regulation of the SEC that may at any time permit the holders to sell their issued shares without registration. Please discuss what duties you are referring to and discuss how the resale restrictions of Rule 144(i) affect your agreement to perform these duties to allow for the unrestricted sale of the 7,104,000 issued shares.

Response:

Under the terms of the registration rights agreement, Ya Zhu Silk agrees: (i) to make and keep public information available as those terms are understood in Rule 144, (ii) to file with the SEC in a timely manner all reports and other documents required to be filed by an issuer of securities registered under the Securities Act or the Exchange Act pursuant to Rule 144, (iii) as long as any party to the registration rights agreement owns any registrable securities, to furnish in writing upon such party to the registration rights agreement’s request a written statement by Ya Zhu Silk that it has complied with the reporting requirements of Rule 144 and of the Securities Act and the Exchange Act, and to furnish to such party to the registration rights agreement a copy of the most recent annual or quarterly report of Ya Zhu Silk, and such other reports and documents so filed by Ya Zhu Silk as may be reasonably requested in availing such party to the registration rights agreement of any rule or regulation of the SEC permitting the selling of any such registrable securities without registration and (iv) undertake any additional actions reasonably necessary to maintain the availability of the use of Rule 144. Rule 144 will be unable to our subscribers for one year from the date that we ceased to be a shell company and disclosed Form 10 information. The resale restrictions of Rule 144(i) will not impact our duties under the registration rights agreement because Rule 144(i) is not available to our shareholders.

Business, page 8

AMS, page 9

21.

Please revise your disclosure to make clear that the existing smartphone and tablet product lines are delivered and manufactured by XingWei and Yiyueqiji and that AMS has no operations other than to act as a wholly foreign-owned enterprise in the PRC. Thus, expand your disclosure to identify the PRC subsidiary as AMS and that the entity is a wholly foreign-owned enterprise. Include a discussion of the laws and regulations associated with wholly foreign-owned enterprises in the PRC and any impact these laws and regulations would have on the subsidiary and your company as a whole if applied to you. This includes appropriate risk factor disclosure discussing the relevant PRC law that requires that any dividends paid by PRC subsidiaries, which are wholly foreign-owned enterprises, come from their accumulated profits, if any, after the subsidiaries have made allowances to fund statutory reserves. We note that a PRC subsidiary is required to allocate at least 10% of its annual after-tax profits to a statutory reserve fund until the amount in such fund reaches 50% of the company’s registered capital. Please disclose your registered capital and include whether the allocations the company has made to such fund to date complies with the applicable PRC laws and regulations. To the extent the company has not complied with these requirements, please quantify any fines or penalties the company may be subject to as a result of non-compliance.

Response:

AMS-Int Asia is China HongKong SAR Inc., AMS Shenzhen is a wholly foreign-owned enterprise of AMS-Int Asia registered under Chinese company law. We follow PRC law to fulfill all the obligation of operating as a Chinese HongKong SAR subsidiary.  The registered capital for AMS Shenzhen is 2 million Chinese Yuan (about 317.4 thousand USD).  The profit and dividends paid to AMS will follow PRC law. As long as our major operations, such as research and development, are in Shenzhen and Guangzhou, we do not anticipate any immediate need to pay the dividend to AMS . We believe that the Chinese government is improving the situation for the HongKong SAR companies to get paid through its operation in mainland China. We will obtain legal advice before making any dividend payments. The allocation of the 10% of annual after-tax profit has not started yet due to the fact that AMS’ operations are new operation in Shenzhen. We believe that we have not violated any law that will result in any non-compliance for the above tax and dividend issues. The disclosure in the 8-K on page 9 and 10 has been revised accordingly.

Variable Interest Entities Agreements, page 9

22.

Please address why you currently utilize the VIE structure. Discuss any legitimate business purpose for using the structure.

Response:

The VIE structure is a common way to realize the quick business consolidation while taking a step by step approach to growing the business．The benefits include tax benefits granted by the local city council and being eligible to apply for local government tax credits related to advanced research and development. As the full acquisition of companies in China can take up to 18 months, the VIE structure helps mitigate the time risks and allowed AMS to immediately start to benefit from the businesses of XingWei and Yiyueqiji. The disclosure in the 8-K on page 10 has been revised accordingly.

23.

Please disclose when you anticipate entering into the other related agreements with the operating entities referenced on page 10. This includes the Intellectual Property License Agreement, Exclusive Management and Consulting Services Agreement and the Call Option Agreements. If these contractual arrangements have been recently entered into, please discuss the key provisions, term, termination and renewal expectations for the series of contractual arrangements discussed. Please also file the agreements as exhibits to an amended Form 8-K.

Response:

The disclosure in the 8-K on pages 15, 16, and 17 has been revised accordingly.

24.

Please revise your disclosure to discuss, in detail, all PRC laws and regulations that govern your VIE agreements. Please also provide appropriate risk factor disclosure addressing all of the risks associated with attempting to comply with the applicable PRC laws and regulations related to your business and corporate structure.

Response:

The disclosure in the 8-K on pages 28,  has been revised accordingly.

25.

We note AMS has signed contractual management contracts with Yiyueqiji and XingWei and that Yiyueqiji and XingWei are considered the operating entities of the company through a VIE structure. However, we note disclosure that the full acquisition of Yiyueqiji and XingWei “is anticipated to occur in the third calendar quarter of 2012.” In addition, we note disclosure in the notes to Ya Zhu Silk’s pro forma financial statements filed as Exhibit 99 to the Form 8-K filed on February 27, 2012, that AMS has no operations other than holding 100% ownership interest of Yiyueqiji and XingWei. Please clarify this disclosure. Please confirm whether you have plans to convert the VIE structure into a direct foreign ownership structure. If so, discuss how you plan to fully acquire Yiyueqiji and XingWei.

Response:

The disclosure in the 8-K on pages 17 has been revised accordingly.

26.

Please disclose whether you had PRC counsel issue an opinion regarding the validity and enforceability of the contractual arrangements. If so, please file the opinion as an exhibit to an amended Form 8-K. If the company did not get an opinion from PRC counsel, please provide appropriate risk factor disclosure addressing this.

Response:

The disclosure in the 8-K on pages 17 and 28 has been revised accordingly.

27.

We note disclosure in Section 1.3 of the Voting Agreements filed as Exhibits to the Form 8-K filed on February 27, 2012 that the principals of Yiyueqiji and XingWei have agreed to execute and deliver an equity pledge agreement for each of the principals to pledge their voting rights as collateral on their obligations under the agreement. Please disclose whether these equity pledge agreements have been executed. If so, disclose whether the registration of the equity pledge agreements have taken place with the relevant agency in the PRC. If applicable, disclose which agency and in which city, your equity pledge agreement registration is currently on file in. Please also disclose when you filed for registration of the agreement and discuss whether the pledge agreement is enforceable prior to registration. We are aware that under PRC law, a pledge of equity interests can only be valid after such pledge is registered at the relevant agency. If the pledge agreement is not yet registered, discuss the effect the unenforceability of this agreement may have on your business, financial condition and results of operations.

Response:

The disclosure in the 8-K on pages 12 has been revised accordingly.8

28.

We note your disclosure that as a result of the VIE agreements, AMS has the power to direct the VIE’s activities that most significantly impact the VIEs’ economic performance and the obligation to absorb the VIEs’ losses that could be significant to the VIEs. However, please revise your disclosure to prominently discuss that your contractual arrangements with Yiyueqiji and XingWei and its shareholders, do not provide you with ownership interests in Yiyueqiji and XingWei. Discuss that if Yiyueqiji and XingWei or its shareholders fail to perform their respective obligations under these contractual arrangements, you may have to legally enforce such arrangements and your business, financial condition and results of operations may be materially and adversely affected if these contractual arrangements cannot be enforced. Please also provide appropriate risk factor disclosure addressing this issue.

Response:

The disclosure in the 8-K on pages 28 has been revised accordingly.

29.

Please disclose whether you have any pledge agreements with respect to the underlying assets as collateral to secure the responsibilities of Yiyueqiji and XingWei. For example, we note that some VIE structures employ pledge agreements to secure the underlying assets of the operating affiliate.

Response:

The disclosure in the 8-K on pages 12 has been revised accordingly.

30.

Please disclose whether, and if so, which of your VIE agreements speak to the right of Yiyueqiji and XingWei to undergo a voluntary liquidation proceeding. In a supplemental analysis, please provide us with an analysis as to how your VIE agreements would work in any liquidation proceeding, both voluntary and involuntary. Please include all appropriate PRC Rules, Regulations, Circulars and other guidance in your analysis.

Response:

The disclosure in the 8-K on pages 12 has been revised accordingly.

Industry, page 11

31.

Your disclosure in the sections titled “Industry,” “Market Size,” “Market Trends,” and “The Opportunity” is generic and does not specifically discuss how the industry, market size and trends, and the opportunity in this market will benefit your company. Please revise your disclosure to provide more specific disclosure related to your market and why you believe the consumer electronics business in the PRC and the other emerging economies referenced on page 11, represent an “attractive opportunity” for your company and its products.

Response:

The disclosure in the 8-K on pages 18 has been revised accordingly.

The Rise of the Android Operating System, page 13

32.

Please revise your disclosure to clarify what “white-box” mobile devices and “white-box” Chinese companies are.

Response:

The disclosure in the 8-K on pages 19  has been revised accordingly.

Our Products, page 13

33.

We note your products referenced on page 13 are either “in production” or are “being developed.” So investors better understand your current state of operations, please define “in production” and “being developed.”

Response:

The disclosure in the 8-K on pages 20 has been revised accordingly.

34.

Explain your disclosure that your product is “currently outsourced” to manufacturers in China given your operating entities subject to the VIE agreements are located in the PRC.

Response:

The disclosure in the 8-K on pages 20   has been revised accordingly.

Sales, page 15

35.

We note your disclosure that your management anticipates opening a sales office in the United States. Please address the process and procedures you will have to undertake to have a PRC operating entity that manufactures consumer electronics, such as smartphones and tablets, establish sales offices in the United States and other international sales markets. If applicable, please provide appropriate risk factor disclosure addressing the uncertainty surrounding the opening of sales offices in these markets.

Response:

The disclosure in the 8-K on pages 22 has been revised accordingly.

Research and Development, page 16

36.

Provide the basis for your statement that management believes you “will build strategic relationships with one or more leading telecom companies to jointly develop quality products for worldwide opportunities.” Identify and provide the primary market of the telecom companies you are referring to.

Response:

We are currently in discussions with a leading Chinese telcom carrier. Pursuant to a non-disclosure agreement, we cannot provide the name of the carrier. We will disclose the name upon the signing of a definitive agreement. The disclosure in the 8-K on page 24  has been revised accordingly.

Intellectual Properties, page 17

37.

Disclose whether Kunekt was granted the trademark on “Kunekt” by the U.S. Patent and Trademark Office.

Response:

On November 22, 2010, Kunekt applied for a trademark on “Kunekt” with the U.S. Patent and Trademark Office for the following goods and services: mobile phones and smartphones. On June 14, 2011 Kunekt was issued a Notice of Allowance (NOA) for filing a Statement of Use (SOU), which NOA grants Kunekt six (6)-months to file a SOU. On January 13, 2012 Kunekt was granted an Extension of Time to File a Statement of Use, which grants a further six (6)-months to file a SOU.

38.

Provide the material terms of the licensing agreement with Kunekt to license the Kunekt assets. Please file the agreement as an exhibit to an amended Form 8-K. Discuss whether the term of the license agreement will be extended if the asset purchase agreement is not closed by June 29, 2012.

Response:

The disclosure in the 8-K on page 24  has been revised accordingly. We anticipate that the asset purchase agreement will close by June 29, 2012. If it does not close by then, Bruk has informed us that he intends to extend the license agreement’s term.

XingWei’s Business, page 17

39.

We note your disclosure on pages 18 and 20 that XingWei and Yiyueqiji are in the consumer electronic business, and there are no Chinese government regulations that management is aware of that would affect XingWei and Yiyueqiji. Please clarify this statement. Please confirm whether you mean the consumer electronics industry in China is not regulated at all, or whether the consumer electronics sector is open to foreign investment in China, or both. If applicable PRC rules and regulations are at issue, please substantially revise your disclosure throughout the 8-K, including in the risk factor section, to address the main PRC rules and regulations that affect your industry and also affect foreign investment in PRC operating entities.

Response:

The disclosure in the 8-K on page 25  has been revised accordingly.

40.

Please clarify your statement on page 18 that XingWei is “qualified for government support to further develop intellectual property rights for certain selected projects.”

Response:

The disclosure in the 8-K on page 26  has been revised accordingly.

Yiyueqiji’s Business, page 18

41.

Provide the basis for your statement that Yiyueqiji has developed “industry leading hybrid smartphone and other mobile device related products.”

Response:

The disclosure in the 8-K on page 26 has been revised accordingly.

42.

Clarify for investors what a “sample” of your hybrid smartphone technology is and identify the major market for these samples. We note your disclosure that a majority of Yiyueqiji’s revenue comes from the sales of these samples.

Response:

The disclosure in the 8-K on page 26  has been revised accordingly.

Risk Factors, page 20

43.

Provide risk factor disclosure discussing that your independent auditor has issued an opinion as to its doubt of the company’s ability to continue as a going concern.

Response:

 Our independent auditor has not issued an opinion as to its doubt of the company’s ability to continue as a going concern.

44.

Please refer to our prior comments 23 through 31 addressing the current VIE structure of your business. Please provide risk factor disclosure addressing the risks associated with this structure, i.e., primarily not having direct foreign ownership of the operating entities. In addition, discuss all appropriate PRC rules and regulations that govern these VIE arrangements.

Response:

The disclosure in the 8-K on page 28  has been revised accordingly.

We may rely on trade secret protections through confidentiality agreements..., page 26

45.

Please revise this risk factor to state that, historically, China has not protected a company’s intellectual property to the same extent as the United States.

Response:

The disclosure in the 8-K on page 28  has been revised accordingly.

Our president is a non-resident of the United States, page 28

46.

Please disclose where Mr. Frank Fengrui is a resident of.

Response:

The disclosure in the 8-K on page 38  has been revised accordingly.

Our common stock is illiquid..., page 30

47.

Please refer to our prior comment 1. Given that Ya Zhu was a shell at the time of the transaction discussed in Item 2.01, please revise this risk factor to address a shareholder’s inability to rely upon Rule 144 to resell their stock until one year from the date of this Form 8-K. Please note the resale restrictions imposed by Rule 144(i) for one year following the consummation of the merger.

Response:

The disclosure in the 8-K on page 4 and 28  has been revised accordingly.

Management’s Discussion and Analysis of Financial Conditions and Results of Operations, page 32

48.

Please expand your disclosure, if material, to provide disclosure here, in your risk factor disclosure and in your Liquidity section and Notes to your Financial Statements to clearly describe the restrictions on your ability to use the revenues from Yiyueqiji and XingWei outside of the PRC. For example, disclose whether revenues generated in the PRC can be used (either with or without regulatory approval), to:

•

pay dividends to shareholders outside of the PRC;

•

pay off debt generated outside of the PRC;

•

pay employees located outside of the PRC in currency other than the Renminbi; or

•

pay for capital expenditures outside of the PRC in currency other than the Renminbi.

In addition, if Yiyueqiji and XingWei liquidate, please indicate whether the proceeds from the liquidation of the assets could be used outside of the PRC or be given to investors who are not PRC nationals.

Response:

The disclosure in the 8-K on page 43  has been revised accordingly.

The dividends, debt pay off, salary paid to employees outside of China are restricted to the extent that it has to be approved by the different bodies of the authorities of the government.  But our business is a global business, the revenue and profit will come from all over the world, e.g, the HongKong operation can assume the role to make payment of dividends to the shareholders if necessary.

49.

Please refer to our prior comment 26. It appears that you currently consolidate Yiyueqiji and XingWei through a VIE structure. You also disclose that “full acquisition of Yiyueqiji and XingWei is anticipated to occur in the third calendar quarter of 2012.” In this section also, please explain this statement and how you plan to fully acquire Yiyueqiji and XingWei.

Response:

The disclosure in the 8-K on page 43 has been revised accordingly.

50.

You state that, “As a result of our continued commitment to research and development (‘R&D’), fiscal 2011 brought many new enhancements to our product portfolio.” For each period presented, please disclose total research and development costs charged to expense in the notes to the financial statements in accordance with ASC 730-10-50.

Response:

We revised the notes to the financial statements for each period presented.

Plan of Operation, page 32

51.

Reconcile your disclosure on page 32 that you continue to work closely with your suppliers, with disclosure on page 25 that you currently do not have any long-term or exclusive purchase commitments with any suppliers.

Response:

Even though we have no long-term or exclusive agreements with our suppliers, we do work closely with suppliers to schedule delivery of both sample units and production units.

Pro Forma Information, page 33

52.

We refer to your presentation of pro forma combined operating results of Ya Zhu Silk, Inc. AMS, Yiyueqiji, and XingWei. Please note that your MD&A should first and prominently discuss historical results of operations. If you choose to supplement historical results of operations with pro forma results due to a material acquisition, then your pro forma financial information may be presented in a format consistent with Article 11 of Regulation S-X. It would be inappropriate to merely combine information for the pre-and post-transaction periods without reflecting all relevant pro forma adjustments required by Article 11 of Regulation S-X. Disclosure should be provided to explain how the pro forma presentation was derived, why management believes the presentation to be useful, and any potential risks associated with using such a presentation. Please revise accordingly.

Response:

The transaction contemplated under the Share Exchange Agreement is deemed to be a reverse acquisition, where Ya Zhu (the legal acquirer) is considered the accounting acquiree and AMS (the legal acquiree) is considered the accounting acquirer. The assets and liabilities will be transferred at their historical cost with the capital structure of Ya zhu. Ya zhu is deemed a continuation of the business of AMS, and the historical financial statements of AMS will become the historical financial statements of Ya zhu; therefore, the pro forma financial information of Ya zhu will not be presented in this statement.

53.

Please provide a tabular presentation of AMS-INT Asia Limited and Subsidiaries results of operations, for both the year ended December 31, 2010 and December 31, 2009, discussing in detail the fluctuation between the two periods for each major line. If AMS did not consolidated Yiyueqiji and Xing Wei until June 29, 2011, describe the business that was included prior to that date and how the different businesses affected your results of operations. Provide a similar tabular presentation and results of operations discussion for the nine months ended September 30, 2011 and September 30, 2010.

Response:

The pro forma financial information of Ya zhu will not be presented in this statement. We revised financial statements of AMS.

AMS-INT Asia Limited and Subsidiaries, page 33

Liquidity and Capital Resources, page 34

54.

Discuss the significant increase in funds advanced from “related parties of AMS.” Disclose the amount of funds advanced and provide appropriate related party disclosure here and also in your related transaction section on page 47.

Response:

We revised financial statements of AMS.

Guangzhou XinWei Communications Technologies Ltd. Inc., page 39

55.

Explain your reference to the U.S. government being one of your customers. Identify the customers and discuss which products and solutions these customers caused an increase in demand for fiscal year 2010 compared to 2009.

Response:

The disclosure in the 8-K on page 25  has been revised to state that the U.S. Government is not one of our customers.

Security Ownership of Certain Beneficial Owners and Management, page 43

56.

Please refer to our prior comments 11 and 17. Please confirm whether the 5,180,000 common shares issued and outstanding as of February 24, 2012 include the common shares issued pursuant to the share exchange agreements and the subscription agreement discussed in our prior comments. If not, please revise your disclosure accordingly.

Response:

The 5,180,000 common shares do not include the shares issued pursuant to the share exchange agreement.

57.

Please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares beneficially held by Ya Zhu.

Response:

We believe that Ya Zhu has sole voting and dispositive powers with respect to the shares beneficially held by Ya Zhu.

Exhibit 99.1

Beijing Yiyueqiji Science and Technology Development Ltd., Inc.

Note 7 Capital Contributions, page Yiyueqiji-7

58.

Based on your disclosure Su Jin and Xing Zhibin injected all the capital for Yiyueqiji. In this regard;

•

Confirm Su Jin and Xing Zhibin are the legal equity owners of Yiyueqiji.

•

Disclose if or how Su Jin and Xing Zhibin are related to Matt Li, the person involved in the Li, Yiyueqiji and AMS Share Exchange Agreement.

•

Disclose why Yiyueqiji is involved in the AMS Share Exchange Agreement.

•

Disclose how Matt Li is related to Yiyueqiji.

Response:

Jin and Xing are the registered owners of the Yiyueqiji. Matt Li helped the business growth and development of the operation. Jin and Matt are long time business partners. Yiyueqiji wants to pursue the opportunity to work with Matt Li to build a stronger and larger platform to fuel the growth of the company given Matt Li’s background in worldwide telecom market. Thus Matt may have priorities to make further investment into the business and get support from the shareholders to build a stronger and healthier team to carry out the business plan.

Guangzhou XingWei Communications Technology LTD. Inc.

Note 8 Capital Contributions, page XingWei-9

59.

Based on your disclosure Zhu Chengwu, He Qijan, and He Songtao injected all the capital for XingWei. In this regard;

•

Confirm if Zhu Chengwu, He Qijan, and He Songtao are the legal equity owners of XingWei.

•

Disclose if or how Zhu Chengwu, He Qijan, and He Songtao are related to Ferngrui Yue, the person involved in the Yue, XingWei and AMS Share Exchange Agreement.

•

Disclose why XingWei is involved in the AMS Share Exchange Agreement.

•

Disclose how Ferngrui Yue is related to XingWei.

Response:

Zhu Chengwu, He Qijan and He Songtao are the legal owners of the XingWei.  Fengrui is a long time business partners of the legal owners of XingWei since 2007.  XingWei treats this share exchange agreement as an opportunity to fuel the growth of the company.

Report of Independent Registered Public Accounting Firm, page XingWei- 10

60.

The last paragraph refers to “Spicy Guangzhou XingWei Communications Technology Ltd. Inc.” rather than “Guangzhou XingWei Communications Technology Ltd. Inc.” Please revise to correct the name of the company.

Response:

The report has been revised accordingly.

AMS-INT Asia Limited and Subsidiaries

Financial Statements for nine months ended September 30, 2011

61.

On page 4 of your Form 8-K filed on February 27, 2012 you refer to share exchange agreements where you issued certain shares for all shares of AMS held by Yue and Li. In this regard, please disclose, in your consolidated balance sheet and consolidated statement of changes in stockholders’ equity, the number of shares issued and outstanding as of September 30, 2011 and December 30, 2010. Please provide this information in your financial statements for the fiscal year ended December 31, 2010.

Response:

The issuance of shares of Ya zhu should not be disclosed in the financial statements of AMS. The stockholding of AMS is disclosed in the note 1 to the financial statements.

62.

It appears that you had a capital injection of $863,854. In the notes to your financial statements and in the liquidity section of your MD&A, please discuss the details of this transaction including; how this transaction was structured, who provided the capital, and what shares or ownership rights were issued in connection with the capital injection.

Response:

We revised financial statements and MD&A accordingly.

63.

Based on your consolidated statement of changes in stockholders’ equity and consolidated statement of cash flows it appears that you acquired a subsidiary. Please disclose your material business combinations in the notes to your financial statements in accordance with the disclosure requirement of ASC 805.

Response:

The financial statements were revised accordingly.

64.

We note based on your disclosure on page 9 of your Form 8-K filed on February 27, 2012 that “On June 29, 2011, AMS entered into a series of contractual arrangements (the ‘VIE Agreements’) with each of Yiyuegiji and XingWei (the ‘VIEs’ or the ‘Operating Companies’).” In this regard, if you did not enter into the VIE agreements until June 29, 2011, disclose the nature of the business operations included in your financial statement prior to June 29, 2011.

Response:

We revised financial statements of AMS.

Notes to the Financial Statements, page AMS-5

65.

From your financial statements it is unclear to us where your operating facilities are located. Disclose if you own your operating facilities and or rent facilities. Disclose how you account for these facilities.

Response:

We rent several offices to operate marketing, designing and selling business. We outsourced substantial production work to our suppliers or contractors who own the high end production tools/machines for production work. We revised financial statements of AMS.

Note 1 Organization and Description of Business, page AMS-5

66.

We refer to your statement that “the Company is primarily engaged in the growing and selling of agriculture products in China.” Please explain why this description of the AMS business does not agree to the description of AMS on page 9 of your Form 8-K filed on February 27, 2012. Revise accordingly in these financial statements as well as in your financial statements for the fiscal year ended December 31, 2010.

Response:

We revised financial statements of AMS.

Note 2 Summary of Significant Accounting Policies, page AMS-5

67.

We refer to your disclosure on page 9 of your Form 8-K filed on February 27, 2012 that “On June 29, 2011, AMS entered into a series of contractual arrangements (the ‘VIE Agreements’) with each of Yiyuegiji and XingWei (the ‘VIEs’ or the ‘Operating Companies’).” In this regard, present all the VIE disclosure as required by ASC 8 10-10- 50. Also, provide this information in your financial statements for the fiscal year ended December 31, 2010, if applicable.

Response:

We revised financial statements of AMS.

68.

Please include a discussion on current vulnerability due to certain concentrations, including disclosure about financial institutions that hold your cash and cash equivalents. Also discuss concentration with regard to customers and suppliers. Refer to ASC 275- 10-50-16 through ASC 275-10-50-22. Provide this information in your financial statements for the fiscal year ended December 31, 2010.

Response:

We revised financial statements of AMS.

Revenue Recognition, page AMS-5

69.

Please expand your revenue recognition policy to fully describe when and how you recognize revenue as it pertains to AMS’s specific business activity. Please note, your revenue recognition policy should not reiterate accounting literature, but should provide detailed information regarding each type of revenue transaction such as product sales, services delivered, and multiple deliverables. Please provide this information in your financial statements for the fiscal year ended December 31, 2010.

Response:

We revised financial statements of AMS.

Taxation, page AMS-6

70.

We refer to your statement that “In accordance with the relevant tax laws in the PRC, as an agriculture growing enterprise, the Company is exempted from corporate income tax from 2010 to 2012. Accordingly, the company statutory rate was 0% and 0% for the periods ended September 30, 2011 and 2010.” Since you no longer appear to be an agriculture growing enterprise, please revise this statement to discuss the corporate tax rates appropriate to your current business. Also, correct this statement in your notes to the financial statements for the fiscal year ended December 31, 2010. Adjust your financial statements accordingly.

Response:

We revised financial statements of AMS.

71.

In addition, you state that, “In accordance with the relevant tax laws in the PRC, as an agriculture growing enterprise, the Company is exempted from VAT for the periods ended September 30, 2011 and 2010.” Since you no longer appear to be an agriculture growing enterprise, please revise this statement to discuss the corporate tax rates appropriate to your current business. Also, correct this statement in your notes to the financial statements for the fiscal year ended December 31, 2010. Adjust your financial statements accordingly.

Response:

We revised financial statements of AMS.

Note 3 Equipment, page AMS-6

72.

It appears that you only have office equipment with an original carrying value of $89,970 as your property, plant, and equipment. Please tell us how you are able to be in your current business and generate revenue with only office equipment as your property, plant, and equipment. Tell us how your products and or services are produced.

Response:

We rent several offices to operate marketing, designing and selling business. We outsourced substantial production work to our suppliers or contractors who own the high end production tools/machines for production work. In our industry, human resource is the core competence and so staff /technician cost consists most of expenses or cost. The equipment is comprised of production equipment and office equipment and the financial statements were revised.

Financial Statements for Year Ended December 31, 2010

73.

Based on your consolidated statement of changes in stockholders’ equity and consolidated statement of cash flows it appears that you acquired a variable interest entity, recording a cash inflow of $234,379. Please discuss your material business combinations in the notes to your financial statements in accordance with the disclosure requirement of ASC 805. Tell us in detail how you accounted for this acquisition. Refer to your basis in accounting literature.

Response:

The VIE is part of the reverse merger and we revised financial statements of AMS.

Consolidated Balance Sheet, page AMS-9

74.

It appears that you had a balance of $214,023 due to related parties as of December 31, 2010. This balance appears to be zero as of September 30, 2011. In this regard, tell us how you repaid your related parties during the nine months ended September 30, 2011. We note that the consolidated statement of cash flows for the nine month period ended September 30, 2010 does not show a cash outflow to a related party. Also, provide related party footnote disclosure for this transaction as well as any other related party transaction in accordance with ASC 850.

Response:

We revised financial statements of AMS.

Exhibit 99.2

75.

Please revise the pro forma financial information in Exhibit 99.2 to present in columnar form condensed historical statements of each entity involved, pro forma adjustments, and the pro forma results. You should also include explanatory notes that describe in detail each pro forma adjustment and provide an introductory paragraph which briefly sets forth a description of the transaction, the entities involved, and the periods for which the pro forma information is presented. Please refer the guidance in Article 11 of Regulation S-X.

Response:

We revised Form 8-K.

The Company acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

YA ZHU SILK, INC.

Fengrui Yue
President